Exhibit 99.2

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS		Media relationS
8-2-337, Road No. 3, Banjara Hills,	Richa Periwal	richaperiwal@drreddys.com	USHA IYER
Hyderabad - 500034. Telangana, India.	AISHWARYA SITHARAM	aishwaryasitharam@drreddys.com	ushaiyer@drreddys.com

Dr. Reddy’s Q4 & full year FY24 Financial Results

Hyderabad, India, May 7, 2024: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2024. The information mentioned in this release is based on consolidated financial statements under International Financial Reporting Standards (IFRS).

	Q4FY24	FY24

Revenues	₹ 70,830 Mn	₹ 279,164 Mn
	[Up: 12% YoY; Down: 2 % QoQ]^	[Up: 14% YoY]^

Gross Margin	58.6%	58.6%
	[Q4FY23: 57.2%; Q3FY24: 58.5%]	[FY23: 56.7%]

SG&A Expenses	₹ 20,476 Mn	₹ 77,201 Mn
	[Up: 14% YoY; 1% QoQ]	[Up: 13% YoY]

R&D Expenses	₹ 6,877 Mn	₹ 22,873 Mn
	[9.7% of Revenues]	[8.2% of Revenues]

EBITDA	₹ 18,720 Mn	₹ 83,013 Mn
	[26.4% of Revenues]	[29.7% of Revenues]

Profit before Tax	₹ 16,016 Mn	₹ 71,870 Mn
	[Up: 21% YoY; Down: 12% QoQ]	[Up: 19% YoY]

Profit after Tax	₹ 13,070 Mn	₹ 55,684 Mn
	[Up: 36% YoY; Down: 5% QoQ]	[Up: 24% YoY]

^Excluding revenues from brands divested during the corresponding previous periods, Q4FY24 YoY growth is 17% and FY24 growth is 16%.

Commenting on the results, Co-Chairman & MD, G V Prasad said: “Our growth and profitability in FY2024 has been driven by our performance in the US. We have also made significant progress on future growth drivers through licensing, collaboration and pipeline building. We will continue to strengthen our core businesses through superior execution as we invest and build the future growth drivers.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = ₹ 83.34

Dr. Reddy’s Laboratories Limited & Subsidiaries

Revenue Mix by Segment for the quarter

	Q4FY24	Q4FY23	YoY	Q3FY24	QoQ
Particulars	(₹)	(₹)	Gr %	(₹)	Gr%
Global Generics	61,191	54,257	13	63,095	(3)
North America	32,626	25,321	29	33,492	(3)
Europe	5,208	4,960	5	4,970	5
India	11,265	12,834	(12)^	11,800	(5)
Emerging Markets	12,091	11,142	9	12,833	(6)
Pharmaceutical Services and Active Ingredients (PSAI)	8,219	7,787	6	7,839	5
Others	1,420	924	54	1,214	17
Total	70,830	62,968	12	72,148	(2)

^Excluding revenues from brands divested during the corresponding previous periods, Q4FY24 YoY India growth is 17%.

Revenue Mix by Segment for the year

	FY24	FY23	YoY
Particulars	(₹)	(₹)	Gr%
Global Generics	245,453	213,768	15
North America	129,895	101,704	28
Europe	20,511	17,603	17
India	46,407	48,932	(5)^
Emerging Markets	48,640	45,529	7
PSAI	29,801	29,069	3
Others	3,910	3,042	29
Total	279,164	245,879	14^

^Excluding revenues from brands divested during the corresponding previous periods, India growth is 5.5% and overall 16%.

Consolidated Income Statement for the quarter

	Q4FY24		Q4FY23		YoY	Q3FY24		QoQ
Particulars	($)	(₹)	($)	(₹)	Gr %	($)	(₹)	Gr%
Revenues	850	70,830	756	62,968	12	866	72,148	(2)
Cost of Revenues	352	29,347	324	26,971	9	359	29,945	(2)
Gross Profit	498	41,483	432	35,997	15	506	42,203	(2)
% of Revenues		58.6%		57.2%			58.5%
Operating Expenses
Selling, General & Administrative Expenses	246	20,476	216	17,992	14	243	20,228	1
% of Revenues		28.9%		28.6%			28.0%
Research & Development Expenses	83	6,877	64	5,366	28	67	5,565	24
% of Revenues		9.7%		8.5%			7.7%
Impairment of Non-Current Assets, net	(2)	(173)	6	540	(132)	1	110	(257)
Other Operating (Income)/Expense	(8)	(656)	(3)	(281)	133	(12)	(967)	(32)
Results from Operating Activities	179	14,959	149	12,380	21	207	17,267	(13)
Finance (Income)/Expense, net	(12)	(1022)	(10)	(799)	28	(12)	(963)	6
Share of Profit of Equity Accounted Investees, net of tax	(0)	(35)	(1)	(76)	(54)	(0)	(27)	30
Profit before Income Tax	192	16,016	159	13,255	21	219	18,257	(12)
% of Revenues		22.6%		21.1%			25.3%
Income Tax Expense	35	2,946	44	3,663	(20)	54	4,468	(34)
Profit for the Period	157	13,070	115	9,592	36	165	13,789	(5)
% of Revenues		18.5%		15.2%			19.1%

Diluted Earnings per Share (EPS)	0.94	78.35	0.69	57.62	36	0.99	82.67	(5)

EBITDA Computation for the quarter	*Includes income from Investment

	Q4FY24		Q4FY23		Q3FY24
Particulars	($)	(₹)	($)	(₹)	($)	(₹)
Profit before Income Tax	192	16,016	159	13,255	219	18,257
Interest (Income) / Expense, net*	(10)	(835)	(8)	(673)	(12)	(1,030)
Depreciation	29	2,421	27	2,213	29	2,437
Amortization	15	1,291	12	977	16	1,333
Impairment	(2)	(173)	6	539	1	110
EBITDA	225	18,720	196	16,311	253	21,107
% of Revenues		26.4%		25.9%		29.3%

Consolidated Income Statement for the year

	FY24		FY23		YoY
Particulars	($)	(₹)	($)	(₹)	Gr %
Revenues	3,350	279,164	2,950	245,879	14
Cost of Revenues	1,387	115,557	1,278	106,536	8
Gross Profit	1,963	163,607	1,672	139,343	17
% of Revenues		58.6%		56.7%
Operating Expenses
Selling, General & Administrative Expenses	926	77,201	816	68,026	13
% of Revenues		27.7%		27.7%
Research & Development Expenses	274	22,873	233	19,381	18
% of Revenues		8.2%		7.9%
Impairment of Non-Current Assets, net	0	3	8	699	(100)
Other Operating (Income)/Expense	(50)	(4,199)	(71)	(5,907)	(29)
Results from Operating Activities	813	67,729	686	57,144	19
Finance (Income)/Expense, net	(48)	(3,994)	(34)	(2,853)	40
Share of Profit of Equity Accounted Investees, net of tax	(2)	(147)	(4)	(370)	(60)
Profit before Income Tax	862	71,870	724	60,367	19
% of Revenues		25.7%		24.6%
Income Tax Expense	194	16,186	184	15,300	6
Profit for the Period	668	55,684	541	45,067	24
% of Revenues		19.9%		18.3%
Diluted Earnings per Share (EPS)	4.01	334.02	3.25	270.85	23

EBITDA Computation for the year	*Includes income from Investment

	FY24		FY23
Particulars	($)	(₹)	($)	(₹)
Profit before Income Tax	862	71,870	724	60,367
Interest (Income) / Expense, net*	(45)	(3,716)	(7)	(621)
Depreciation	115	9,576	103	8,614
Amortization	63	5,280	48	4,022
Impairment	0	3	8	698
EBITDA	996	83,013	877	73,081
% of Revenues		29.7%		29.7%

Key Balance Sheet Items

	As on 31st Mar 2024		As on 31st Dec 2023		As on 31st Mar 2023
Particulars	($)	(₹)	($)	(₹)	($)	(₹)
Cash and Cash Equivalents and Other Investments	990	82,529	920	76,665	749	62,456
Trade Receivables	963	80,298	948	79,028	870	72,486
Inventories	763	63,552	729	60,796	584	48,670
Property, Plant, and Equipment	923	76,886	871	72,554	797	66,462
Goodwill and Other Intangible Assets	494	41,204	494	41,192	421	35,094
Loans and Borrowings (Current & Non-Current)	240	20,020	238	19,851	162	13,472
Trade Payables	371	30,919	381	31,716	317	26,444
Equity	3,366	280,550	3,264	272,026	2,772	230,991

Key Business Highlights [for Q4FY24]

•	Entered into an exclusive partnership with Sanofi to promote and distribute its vaccine brands in India.

•	Partnered with Bayer to distribute the second brand for heart failure management drug, Vericiguat, in India.

•	Entered into a licensing agreement with U.S. based biopharma, Pharmazz, to market first-in-class Centhaquine (Lyfaquin®) for treatment of hypovolemic shock in India.

•	Acquired MenoLabs® business, a women’s health, and dietary supplement branded portfolio from Amyris, Inc.

•	Forayed into the consumer health market of United Kingdom (UK) with the launch of allergy medication, Histallay®.

•	Launched Bevacizumab, our first biosimilar in the UK.

•	Launched migraine management wearable device, Nerivio®, in Germany and South Africa.

•	Received a ‘Voluntary Action Indicated’ (VAI) status from the United States Food and Drug Administration (U.S. FDA) at both our formulations manufacturing facility (FTO-3) following their routine cGMP inspection in October 2023 as well as our R&D facility center in Bachupally, following their GMP and Pre-Approval Inspection (PAI) in December 2023.

•	Received a Complete Response Letter (CRL) from the U.S. FDA on our Biologics License Application (BLA) of our proposed biosimilar, Rituximab. We will continue to work closely with the agency to address and resolve all concerns within stipulated timelines.

ESG & other Highlights [for Q4FY24]

•	Included in the S&P Global Sustainability Yearbook 2024 for the 4th consecutive year, making it to the top 10% score category for the first time.

•	Received an ‘A’ rating in Carbon Disclosure Project (CDP) Supplier Engagement, which is in the Leadership Band. Only Indian Pharma company to get an ‘A-’ rating in Climate Change and Water Security for our 2023 CDP disclosures.

•	Secured the Leadership position in the Indian Corporate Governance Assessment for 2023 conducted by the Institutional Investor Advisory Services (IiAS)

Revenue Analysis

•	Q4FY24 consolidated revenues at ₹ 70.8 billion, YoY growth of 12% and QoQ decline of 2%. Adjusted for income from non-core brands divested in the previous year, on a re-based comparator, YoY growth was 17%. The reported YoY growth was largely driven by growth in global generics revenues in North America as well as Emerging Markets. QoQ decline was primarily due to lower global generics revenues in North America, Emerging Markets, and India.

FY24 consolidated revenues at ₹ 279.2 billion, YoY growth of 14%. Adjusted for income from brands divested in the previous year, on a re-based comparator, YoY growth of 16%. The reported growth was primarily driven by strong performances witnessed in North America, Europe, and Emerging Markets.

Global Generics (GG)

•	Q4FY24 revenues at ₹ 61.2 billion, YoY growth of 13% and QoQ decline of 3%. YoY growth was primarily driven by increase in volumes of our base business, new product launches, partially offset by price erosion in certain markets. Sequential decline is due change in product mix, price erosion and unfavorable forex impact.

FY24 revenues at ₹ 245.5 billion, a YoY growth of 15%. The growth was primarily driven by increase in volumes of our base business, new product launches partially offset by price erosion in US and Europe.

North America

•	Q4FY24 revenues at ₹ 32.6 billion, YoY growth of 29% and QoQ decline of 3%. YoY growth was largely on account of increase in volumes of our base business, contribution from new launches, partly offset by price erosion. Sequential decline was due to decrease in base business volumes and price erosion in select brands.

FY24 revenues at ₹ 129.9 billion, YoY growth of 28%. The growth was largely on account of increase in base business volumes, integration of Mayne portfolio, forex gains partly offset by price erosion.

•	During the quarter, we launched 5 new products in the region, of which 4 were launched in the U.S. A total of 21 products were launched during the year.

•	During the quarter, we filed 9 new Abbreviated New Drug Applications (ANDAs) with the USFDA, taking our annual ANDA filing count to 17. As of March 31, 2024, 86 generic filings were pending approval from the USFDA. These comprise of 81 ANDAs and five New Drug Applications (NDAs) filed under the Section 505(b)(2) route of the US Federal Food, Drug, and Cosmetic Act. Of the 86 ANDAs, 50 are Paragraph IV applications, and we believe that 24 of these have the ‘First to File’ status.

Europe

•	Q4FY24 revenues at ₹ 5.2 billion, YoY and sequential growth of 5%. YoY growth was primarily on account of improvement in base business volumes, new product launches, partly offset by price erosion. QoQ growth was primarily on account increase in base business and favorable forex.

-	Germany at ₹ 2.8 billion, YoY growth of 7% and QoQ growth of 5%.
-	UK at ₹ 1.5 billion, YoY growth of 9% and QoQ growth of 10%.
-	Rest of Europe at ₹ 0.9 billion, YoY decline of 7% and QoQ decline of 5%.

FY24 revenues at ₹ 20.5 billion, YoY growth of 17%. The growth was primarily on account leveraging the portfolio and momentum in base business, partly offset by price erosion.

-	Germany at ₹ 10.6 billion, YoY growth of 13%.
-	UK at ₹ 6.3 billion, YoY growth of 32%.
-	Rest of Europe at ₹ 3.6 billion, YoY growth of 4%.

•	During the quarter, we launched 6 new products in the region, taking the annual total to 42.

India

•	Q4FY24 revenues at ₹ 11.3 billion, YoY decline of 12% and QoQ decline of 5%. Adjusted for brand divestment income, on a re-based comparator, YoY growth of 11%. QoQ decline is on account of lower volumes from base business. As per IQVIA, our IPM rank was at 10 for the quarter.

•	FY24 revenues at ₹ 46.4 billion, YoY decline of 5%. Excluding the income from divestment of non-core brands in the previous year, on a re-based comparator, India growth is in mid-single digit.

•	During the quarter, we launched 3 new brands in the country, taking the annual total to 13.

Emerging Markets

•	Q4FY24 revenues at ₹ 12.1 billion, YoY growth of 9% and QoQ decline of 6%. YoY growth is attributable to new product launches, while QoQ decline was due to unfavorable forex.

-	Revenues from Russia at ₹ 5.0 billion, YoY decline of 4% and QoQ decline of 15%.
-	YoY decline was majorly due to unfavorable currency exchange rate movements, partially offset by price increases.
-	QoQ decline was on account of unfavorable forex.

-	Revenues from other Commonwealth of Independent States (CIS) countries and Romania at ₹ 2.2 billion, decline of 5% YoY and 7% QoQ.
-	YoY decline was primarily on account of decline in base business volumes, partly offset by increase in prices.
-	QoQ decline was driven by decline in base business volumes, partly offset by higher prices.

-	Revenues from Rest of World (RoW) territories at ₹ 4.9 billion, growth of 34% YoY and 7% QoQ.
-	YoY growth was largely attributable to contribution from new products.
-	QoQ growth was primarily driven by increase in base business volumes and new product launches.

•	FY24 revenues at ₹ 48.6 billion, YoY growth of 7%. The growth is attributable to new product launches and market share expansion, partially offset by unfavorable forex.

-	Revenues from Russia at ₹ 22.3 billion, YoY growth of 5%. The growth was largely on account of improved volumes and increase in certain brand prices, partially offset by unfavorable currency exchange rate movements.
-	Revenues from other CIS countries and Romania at ₹ 8.6 billion, broadly flat on YoY basis.
-	Revenues from RoW territories at ₹ 17.7 billion, YoY growth of 13%. The growth is largely attributable to contribution from new product launches.

•	During the quarter, we launched 17 new products across various countries in the region, taking the annual total to 106.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Q4FY24 revenues at ₹ 8.2 billion, with a growth of 6% YoY and 5% QoQ. YoY growth was mainly driven by revenues from new products, favourable forex, partially offset by price decline. QoQ growth was driven by improved volumes in base business partially offset by price decline.

•	FY24 revenues at ₹ 29.8 billion, with a growth of 3% YoY. The growth was mainly driven by revenues from new products, favourable forex, partially offset by price erosion.

•	During the quarter, we filed 48 Drug Master Files (DMFs) globally, taking the annual count to 133.

Income Statement Highlights:

Gross Margin

•	Q4FY24 at 58.6% (GG: 62.0%, PSAI: 28.6%), an increase of 140 basis points (bps) over previous year and 7 bps sequentially. The YoY increase was on account of improvement in product mix and productivity cost savings, partially offset by income from non-core brands divested in previous period. On a sequential basis, the growth was primarily on account of favourable product mix.

FY24 at 58.6% (GG: 62.9%, PSAI: 23.2%). Gross margin increased by 193 bps YoY. The expansion in margin was on account of favourable product mix, higher government incentive, productivity cost savings, partially offset by price erosion in select markets and brand divestment income during previous period.

Selling, General & Administrative (SG&A) Expenses

•	Q4FY24 at ₹ 20.5 billion, YoY increase of 14% and by 1% QoQ.

FY24 at ₹ 77.2 billion, YoY increase of 13%.

The increase is largely on account of higher investments in sales & marketing activities to strengthen our existing brands, new business initiatives including scaling up OTC and consumer health & wellness business, digitalization initiatives and building strong commercial capabilities.

Research & Development (R&D) Expenses

•	Q4FY24 at ₹ 6.9 billion. As % to Revenues – Q4FY24: 9.7% | Q3FY24: 7.7% | Q4FY23: 8.5%.

FY24 at ₹ 22.9 billion. As % to Revenues – FY24: 8.2% | FY23: 7.9%.

R&D investments is related to our biosimilar products pipeline, development efforts across generics as well as our novel oncology assets.

Other Operating Income

•	Q4FY24 at ₹ 0.7 billion as compared to ₹ 0.3 billion in Q4FY23.

FY24 at ₹ 4.2 billion as compared to ₹ 5.9 billion in FY23.

Net Finance Income

•	Q4FY24 at ₹1.0 billion compared to ₹ 0.8 billion in Q4FY23.

FY24 at ₹ 4.0 billion as compared to ₹ 2.9 billion in FY23.

Profit before Tax

•	Q4FY24 at ₹ 16.0 billion, YoY growth of 21%. QoQ decline of 12%.

FY24 at ₹ 71.9 billion, an increase of 19%. As % to Revenues –FY24: 25.7% | FY23: 24.6%.

Profit after Tax

•	Q4FY24 at ₹ 13.1 billion, YoY growth of 36%, QoQ decline of 5%.

FY24 at ₹ 55.7 billion, a growth of 24%. As % to Revenues –FY24: 19.9% | FY23: 18.3%.

The Effective Tax Rate (ETR) for the quarter has been 18.4%. The ETR during the quarter is lower due to a one-time benefit accruing on account reversal of a tax provision, re-measurement of Deferred Tax asset owing to increase in USA state tax liability and adoption of corporate tax rate under section 115BAA of the IT Act.

The ETR for FY24 was 22.5% as compared to 25.3% in FY23. The ETR was lower for FY24 mainly due to adoption of corporate tax rate under section 115BAA of the Income Tax Act of India.

Diluted Earnings per Share (EPS)

•	Q4FY24 is ₹ 78.4. FY24 is ₹ 334.0.

Other Highlights:

Earnings before Interest, Tax, Depreciation and Amortization (EBITDA)

•	Q4FY24 at ₹ 18.7 billion, YoY growth of 15% and QoQ decline of 11%. EBITDA margin is 26.4%.

FY24 at ₹ 83.0 billion, a YoY growth of 14%. EBITDA margin is 29.7%.

Others:

•	Operating Working Capital : As on 31st March 2024 at ₹ 112.9 billion.

•	Capital Expenditure: Q4FY24 at ₹ 5.0 billion. FY24 at ₹ 15.2 billion.

•	Free Cash Flow: Q4FY24 at ₹ 5.3 billion. FY24 at ₹ 19.1 billion.

•	Net Cash Surplus : As on 31st March 2024at ₹ 64.6 billion

•	Debt to Equity : As on 31st March 2024 is (0.23)

•	ROCE : FY24 at 36%.

•	The Board has recommended payment of a dividend of Rs. 40 per equity share of face value Rs. 5/- each (800% of face value) for the year ended March 31, 2024, subject to approval of the members of the company.

About key metrics and non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical performance, financial position or cash flows that are adjusted to exclude or include amounts from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. Our non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. These measures may be different from non-GAAP financial measures used by other companies, limiting their usefulness for comparison purposes.

We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

For more information on our non-GAAP financial measures and a reconciliation of GAAP to non-GAAP measures, please refer to "Reconciliation of GAAP to Non-GAAP Results" table in this press release.

All amounts in millions, except EPS

Reconciliation of GAAP Measures to Non-GAAP Measures

Operating Working Capital

As on 31st Mar 2024
Particulars	(₹)
Inventories	63,552
Trade Receivables	80,298
Less:
Trade Payables	30,919
Operating Working Capital	112,931

Free Cash Flow

Particulars	Three months ended 31st Mar 2024	Year ended 31st Mar 2024
	(₹)	(₹)
Net cash generated from operating activities	17,053	65,479
Less:
Taxes	5,534	20,047
Investments in Property, Plant & Equipment, and Intangibles	6,230	18,709
Free Cash Flow before Acquisitions	5,289	26,723
Less:
Acquisitions related Pay-out	-	7,640
Free Cash Flow	5,289	19,083

Net Cash Surplus and Debt to Equity

As on 31st Mar 2024
Particulars	(₹)
Cash and Cash Equivalents	7,107
Investments	75,422
Short-term Borrowings	(12,723)
Long-term Borrowings, Non-Current	(5,990)
Less:
Restricted Cash Balance – Unclaimed Dividend	227
Lease liabilities (included in Long-term Borrowings, Non-Current)	(2,190)
Equity Investments (Included in Investments)	1,193
Net Cash Surplus	64,586
Equity	280,550
Net Debt/Equity	(0.23)

Computation of Return on Capital Employed

As on 31st Mar 2024
Particulars	(₹)
Profit before Tax	71,870
Less:
Interest and Investment Income (Excluding forex gain/loss)	3,716
Earnings Before Interest and taxes [A]	68,154

Average Capital Employed [B]	191,809

Return on Capital Employed (A/B) (Ratio)	36%

Computation of Capital Employed:

	Year Ended
Particulars	Mar 31, 2024	Mar 31, 2023
Property Plant and Equipment	76,886	66,462
Intangibles	36,951	30,849
Goodwill	4,253	4,245
Investment in Equity Accounted Associates	4,196	4,702
Other Current Assets	22,560	20,069
Other Investments	1,059	660
Other Non-Current Assets	1,632	800
Inventories	63,552	48,670
Trade Receivables	80,298	72,485
Derivative Financial Instruments	(299)	1,095
Less:
Other Liabilities	46,866	42,320
Provisions	5,444	5,513
Trade payables	30,919	26,444
Operating Capital Employed	207,859	175,760
Average Capital Employed	191,809

Computation of EBITDA

Refer page no. 3 & 4.

Earnings Call Details

The management of the Company will host an Earnings call to discuss the Company’s financial performance and answer any questions from the participants.

Date: May 7, 2024

Time: 19:30 pm IST | 10:00 am ET

Conference Joining Information

Option 1: Pre-register with the below link and join without waiting for the operator
https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=9249934&linkSecurityString=380ecdb9f6

Option 2: Join through below Dial-In Numbers
Universal Access Number:	+91 22 6280 1219 +91 22 7115 8120
International Toll-Free Number:	USA: 1 866 746 2133 UK: 0 808 101 1573 Singapore: 800 101 2045 Hong Kong: 800 964 448

No password/pin number is necessary to dial in to any of the above numbers. The operator will provide instructions on asking questions before and during the call.

Play Back: The play back will be available after the earnings call, till May 14th, 2024. For play back dial in phone No: +91 22 7194 5757, and Playback Code is 40871.

Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil, and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance.

For more information, log on to: www.drreddys.com.

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